GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario
M5H 1B6

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES – WARRANTS EXERCISED

October 16, 2006

Golden Hope Mines Limited has issued 80,000 common shares upon the exercise of previously issued warrants. The shares are subject to a hold period expiring February 12, 2007. The $16,000.00 proceeds will be added to the Company's working capital.

Subsequent to this exercise, there are a total of 35,564,604 common shares issued and outstanding.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit www.goldenhopemines.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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